Sent via MAIL 12 Dec 05.
Second Request: 1 Jan 06
Third Request: 30 Jan 06

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2006 JAN 30 P 4:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

FOSTER'S GROUP
Inspiring Global Enjoyment

12 December 2005

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W
Washington DC 20549
U.S.A

06010538

SUPPL

Dear Sir/Madam,

RE: **File No: 082-01711**
Foster's Brewing Group Ltd

We currently lodge our Company announcements with you via your 'paper filing' system.

We note that your website still has our Company name as Foster's Brewing Group Ltd. In 2001 we advised the market that our Company name changed to 'Foster's Group Limited'. Attached is a copy of this announcement and a certified copy of the 'Certificate of Registration on Change of Name'. Please update your records accordingly.

Can you also please update our mailing address noting that the 'F' has been removed from the end of the first line:

G.P.O Box 753
Melbourne, Victoria 3001
Australia
Ph: +61 3 9633 2000

If you have any further queries please contact Jane Dowsey on +613 9633 2105 or email jane.dowsey@fostersgroup.com.

Yours faithfully,

R.K. Dudfield

Robert K Dudfield
Assistant Company Secretary
Foster's Group Limited

PROCESSED
FEB 01 2006
THOMSON FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

FOSTER'S UNVEILS BOLD NEW LOOK

Melbourne, Australia: Monday 2 July, 2001: Foster's Group Limited today officially launched a new company name and corporate identity aimed at better reflecting the growing breadth of Foster's business interests which now span beer, wine, leisure and entertainment, spirits and residential property.

The launch of the new company name and identity follows approval from Foster's shareholders at a general meeting on 27th of May, 2001 to change the group's name from Foster's Brewing Group Limited to Foster's Group Limited.

Foster's President and CEO, Ted Kunkel, said, "Foster's is a uniquely balanced, multi product premium branded beverage company with the right mix of cash flow and growth businesses in its portfolio."

"As such, it is appropriate for Foster's to have a company name and identity which preserves the group's 110-year beer heritage but also pays tribute to the business mix going forward.

"Today we are launching more than a name, we are introducing a new identity for the group, one that clearly demonstrates our aspirations to grow as a global premium branded beverage player," he said.

Foster's new corporate identity is represented by three glasses which are intended to make an instant visual reference to the group's diverse business activities.

The adopted tagline, 'Inspiring Global Enjoyment', acknowledges the core of what Foster's is about. Whether through beer, wine, leisure and hospitality, spirits or property, Foster's premium product offerings aim to inspire enjoyment.

Foster's new company name, Foster's Group Limited, and corporate identity are effective immediately. The group's ASX 'ticker' code will change from FBG to FGL on Tuesday, 3rd July, 2001.

Further information:

Graeme Willersdorf
Tel: +613 9633 2073
Mob: 0418 288 400

Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

To view Foster's new corporate identity in full colour visit our website at www.fostersgroup.com

I, Robert Keith Dudfield, Assistant Company Secretary of Foster's Group Limited hereby certify that this is a true and correct copy the Certificate of Registration on Change of Name of Foster's Group Limited.

R.K. Dudfield.

12/12/05.

CORRS CHAMBERS WESTGARTH. (LB 19)
ATTN: COMPANY CLERKS
Level 3 Bourke Place
600 Bourke Street
MELBOURNE VIC 3000

Remove this top section if desired before framing

Certificate of Registration on Change of Name

This is to certify that

FOSTER'S BREWING GROUP LIMITED

Australian Company Number 007 620 886

did on the second day of July 2001 change its name to

FOSTER'S GROUP LIMITED

Australian Company Number 007 620 886

The company is a public company.

The company is limited by shares.

The company is taken to be registered as a company under the Corporations Law of South Australia.

Issued by the
Australian Securities and Investments Commission
on this second day of July, 2001.

David Knott
Chairman

U.S. Securities and Exchange Commission

FOSTERS BREWING GROUP LTD /FI (0000824811)

State location: C3 | State of Inc.: C3 | Fiscal Year End: 0630

Business Address
77 SOUTHBANK BLVD
SOUTHBANK, VICTORIA
AUSTRALIA 3006 C3
0396332000

Mailing Address
G.P.O. BOX 753F
MELBOURNE, VICTORIA 3001
AUSTRALIA C3

To limit filing results, enter form type or date (as 2002/05/23).

Form Type

Prior to

Ownership? ◉ Include ○ Exclude ○ Only

Retrieve Filings

File Number: **082-01711**

Key to Descriptions

[Paper] Paper filings are available by film number from the SEC Public Reference Room.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 80

Form	Formats	Description	Filing Date	File Number
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05012679	2005-11-18	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05012525	2005-11-15	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05012370	2005-11-07	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05012300	2005-11-04	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011989	2005-10-25	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05012043	2005-10-24	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011640	2005-10-03	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011530	2005-09-26	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011502	2005-09-26	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011457	2005-09-23	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011281	2005-09-16	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011212	2005-09-15	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011198	2005-09-13	082-01711
SUPPL	[html] [text] 1 KB	[Paper]Voluntary Supplemental Material by Foreign Issuers [Section 11(a)] Film# = 05011187	2005-09-12	082-01711